UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: June 15, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Changes in Directors and Other Positions”
99.2	Announcement entitled “List of Directors and their Role and Function”
99.3	Press Release entitled “CNOOC Limited Announces Changes in Directors and Senior Management”

EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

CHANGE IN DIRECTORS AND OTHER POSITIONS

The Board announces that with effect from 15 June 2016:

(1)   Mr. Yang Hua, an existing Non-executive Director and the Chairman of the Board, has been re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company and he remains as the Chairman of the Board;

(2)   Mr. Wu Guangqi, an existing Executive Director, has been re-designated as a Non-executive Director of the Company. He has also resigned as the Compliance Officer of the Company;

(3)   Mr. Yuan Guangyu, an existing Executive Vice President, has been appointed as an Executive Director and the President of the Company;

(4)   Mr. Li Fanrong has resigned as an Executive Director, the Chief Executive Officer and the President of the Company; and

(5)   Mr. Chen Wei has been appointed as the Compliance Officer and the General Counsel of the Company.

RE-DESIGNATION OF EXECUTIVE DIRECTOR AND APPOINTMENT OF CHIEF EXECUTIVE OFFICER

The board of directors of CNOOC Limited (the “Company”) (the “Board”) is pleased to announce that Mr. Yang Hua (“Mr. Yang”), an existing Non-executive Director and the Chairman of the Board, has been re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company with effect from 15 June 2016, and he remains as the Chairman of the Board.

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an

MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. In addition, he serves as Chairman and Director of CNOOC China Limited, being a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. Mr. Yang has been re-designated from a Non-executive Director to an Executive Director and appointed as the Chief Executive Officer of the Company with effect from 15 June 2016.

As at the date of this announcement and save as disclosed above, Mr. Yang has not held any directorship in any listed public companies in the past three years.

Under the Company’s share option schemes, Mr. Yang holds 8,549,000 share options of the Company. Save as disclosed herein, Mr. Yang does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”).

Save as disclosed above, Mr. Yang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

The Company and Mr. Yang have entered into a new service agreement on 15 June 2016. Under the service agreement between the Company and Mr. Yang, the Company does not pay him any Director’s fee and emolument in respect of his role as the Chief Executive Officer of the Company. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of

Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

According to code provision A.2.1 of the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 to the Listing Rules, the roles of the Chairman and the Chief Executive Officer should be separate and not be performed by the same individual. Mr. Yang assumes both the roles of the Chairman and the Chief Executive Officer as he is familiar with the culture and operations of the Company and has extensive experience in oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Directors and the management of Company.

RE-DESIGNATION OF NON-EXECUTIVE DIRECTOR

The board announces that with effect from 15 June 2016, Mr. Wu Guangqi (“Mr. Wu”), an existing Executive Director, has been re-designated as a Non-executive Director of the Company. Mr. Wu has also resigned as the Compliance Officer of the Company with effect from 15 June 2016.

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company since 1 June 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company and has resigned as the Compliance Officer of the Company with effect from 15 June 2016.

As at the date of this announcement and save as disclosed above, Mr. Wu has not held any directorship in any listed public companies in the past three years.

Under the Company’s share option schemes, Mr. Wu holds 7,428,000 share options of the Company. Save as disclosed herein, Mr. Wu does not have any interest in the shares of the Company within the meaning of the SFO.

Save as disclosed above, Mr. Wu does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

The Company and Mr. Wu have entered into a new service agreement on 15 June 2016. Under the service agreement between the Company and Mr. Wu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF EXECUTIVE DIRECTOR AND PRESIDENT

The board is pleased to announce that Mr. Yuan Guangyu (“Mr. Yuan”), an existing Executive Vice President, has been appointed as an Executive Director and the President of the Company with effect from 15 June 2016.

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to February 2009, Mr. Yuan served as President of CNOOC Services, and Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In February 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch. Mr. Yuan also serves as the Director of CNOOC China Limited and CNOOC International Limited, both subsidiaries of the Company. Mr. Yuan has been appointed as an Executive Director and President of the Company with effect from 15 June 2016.

As at the date of this announcement and save as disclosed above, Mr. Yuan has not held any directorship in any listed public companies in the past three years.

Under the Company’s share option schemes, Mr. Yuan holds 3,756,000 share options of the Company. Save as disclosed herein, Mr. Yuan does not have any interest in the shares of the Company within the meaning of the SFO.

Save as disclosed above, Mr. Yuan does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

The Company and Mr. Yuan have entered into a new service agreement on 15 June 2016. Under the service agreement between the Company and Mr. Yuan, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yuan’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yuan is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

RESIGNATION OF EXECUTIVE DIRECTOR, CHIEF EXECUTIVE OFFICER AND PRESIDENT

The Board announces that with effect from 15 June 2016, Mr. Li Fanrong (“Mr. Li”) has resigned from his positions as an Executive Director, the Chief Executive Officer and the President of the Company following his recent appointment as an official of the National Energy Administration.

Mr. Li confirmed that he has no disagreement with the Board in any respect and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its appreciation and gratitude to Mr. Li for his contribution and services to the Company.

APPOINTMENT OF COMPLIANCE OFFICER AND GENERAL COUNSEL

Following the resignation of Mr. Wu as the Compliance Officer of the Company, the Board announces that Mr. Chen Wei (“Mr. Chen”) has been appointed as the Compliance Officer and the General Counsel of the Company, with effect from 15 June 2016. Please refer to the Company’s 2015 annual report for Mr. Chen’s biographical details.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 15 June 2016

As at the date of this announcement, the Board comprises the following:
Executive Directors Yang Hua (Chairman) Yuan Guangyu	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch
Non-executive Directors Wu Guangqi Lv Bo

EXHIBIT 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

Board Committee Directors	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors
Yang Hua (Chairman & CEO)	-	C	-
Yuan Guangyu (President)	-	-	-
Non-executive Directors
Lv Bo	-	-	M
Wu Guangqi	-	-	-
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Kevin G. Lynch	-	M	-

Notes:

C	Chairman of Board committee

M	Member of Board committee

1

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 15 June 2016

As at the date of this announcement, the Board comprises the following:
Executive Directors Yang Hua (Chairman) Yuan Guangyu	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch
Non-executive Directors Wu Guangqi Lv Bo

2

EXHIBIT 99.3

中国海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Changes in Directors and Senior Management

(Hong Kong, June 15, 2016) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced changes in directors and senior management of the Company. Mr. Yang Hua has been appointed as CEO and re-designated Executive Director. He remains Chairman of the Company. Mr. Wu Guangqi has been re-designated Non-executive Director and has resigned as Compliance Officer. Mr. Yuan Guangyu has been appointed as President and Executive Director. Mr. Li Fanrong has resigned from his position as CEO, President and Executive Director. Mr. Chen Wei has been appointed as Compliance Officer and General Counsel. The aforementioned changes take effect from June 15, 2016.

After Mr. Li was appointed CEO in 2011, he successfully led the Company in achieving operational targets with his extensive industry experience and forward-looking vision. The Board of Directors would like to express their appreciation and gratitude to Mr. Li Fanrong for his outstanding contributions to the Company over the past few years, and wish Mr. Li all the best in his new position.

Mr. Yang Hua, Chairman and CEO of CNOOC Limited, said, “On behalf of the Board of Directors, I extend a warm welcome to Mr. Yuan Guangyu on his appointment as President and Executive Director. Together with Mr. Yuan and the management, I will lead the Company to proactively tackle the challenges of low oil prices, adjust our development concept in a timely manner, and promote the Company’s sustainable development to create greater value for our shareholders.”

Mr. Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. In addition, he serves as Chairman and Director of CNOOC China Limited, being a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. Mr. Yang has been re-designated from a Non-executive Director to an Executive Director and appointed as the Chief Executive Officer of the Company with effect from 15 June 2016.

Mr. Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company since 1 June

2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company and has resigned as the Compliance Officer of the Company with effect from 15 June 2016.

Mr. Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to February 2009, Mr. Yuan served as President of CNOOC Services, and Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In February 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch. Mr. Yuan also serves as the Director of CNOOC China Limited and CNOOC International Limited, both subsidiaries of the Company. Mr. Yuan has been appointed as an Executive Director and President of the Company with effect from 15 June 2016.

Mr. Chen Wei

Please refer to the Company’s 2015 annual report for Mr. Chen’s biographical details.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894 6225

Fax: +852-2576 1990

Email: ada.leung@hkstrategies.com